Exhibit 99.2

DBV Technologies Announces Pricing of $70.4 million (€62.7 million) Global Offering of Ordinary Shares, Including in the Form of American Depositary Shares

DBV Technologies (the “Company”) (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced the pricing of a global offering of an aggregate of 5,217,392 ordinary shares reserved to specified categories of investors in (i) an offering of 1,664,892 ordinary shares in the form of 3,329,784 American Depositary Shares (ADSs) in the United States, Canada and certain other countries outside Europe at a public offering price of $6.75 per ADS (on the basis of an exchange rate of $1.1233 = €1.00) and (ii) a private placement of 3,552,500 ordinary shares in Europe (including France), at a public offering price of €12.02 per ordinary share. The price at which the ordinary shares (including in the form of ADSs) will be sold in the global offering is equal to the average of the trading prices of the Company’s ordinary shares on Euronext Paris over five (5) consecutive trading days chosen from among the thirty (30) trading days prior to pricing of the global offering less a discount of 8.6%. Each ADS represents the right to receive one-half of one ordinary share.

The gross proceeds to the Company from the global offering are expected to be approximately $70.4 million (approximately €62.7 million), before deducting commissions and estimated offering expenses. In addition, the Company has granted the underwriters a 30-day overallotment option allowing them to purchase, on the same terms and conditions, up to 782,608 additional ordinary shares in the form of 1,565,216 ADSs (the “Option”). The closing of the global offering is expected to occur on April 8, 2019, subject to customary closing conditions. The ADSs are listed on the Nasdaq Global Select Market under the symbol “DBVT”, and the Company’s ordinary shares are listed on Euronext Paris under the symbol “DBV”.

Goldman Sachs & Co. LLC and Citigroup are acting as joint lead book-running managers for the global offering. H.C. Wainwright & Co. is acting as lead manager for the global offering.

The Company plans to use the net proceeds from the global offering, together with its existing cash and cash equivalents, to fund the development and, if approved, prepare for the commercialization of Viaskin Peanut, to advance development of the Company’s other product candidates and for working capital and general corporate purposes.

In connection with the global offering, the Company and each of its directors and executive officers entered into a lock-up agreement with the underwriters for the global offering, which agreements restrict the sale of securities of the Company for a period of 90 days following the completion of the global offering, in each case, subject to customary exceptions. On an illustrative basis, a holder of 1% of the Company’s share capital outstanding before the completion of the global offering would hold 0.85% of the Company’s share capital outstanding after the completion of the global offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares and that such holder did not participate in the global offering.

The Option may be exercised at any time in whole or in part upon notice by the underwriters to the Company, which notice may be given at any time on or prior to May 3, 2019 (included). In connection with the global offering, the underwriters may over-allot the securities or effect transactions with a view to supporting, stabilizing or maintaining the market price of the securities at a level higher than the one which might otherwise prevail in the open market. However, there is no assurance that the stabilizing manager will take any stabilization action and any stabilization action, if begun, may be ended at any time without prior notice. Any stabilization action or over-allotment shall be carried out in accordance with all applicable rules and regulations and may be undertaken on the regulated market of Euronext Paris and/or the Nasdaq Global Select Market.

A registration statement on Form F-3, as amended, relating to the securities to be issued in the global offering was filed with the Securities and Exchange Commission and initially became automatically effective on July 27, 2016. The offering of ordinary shares in the form of ADSs will be made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A final prospectus supplement and accompanying prospectus relating to and describing the terms of the offering will be filed with the Securities and Exchange Commission and will be available on the

Securities and Exchange Commission’s website at www.sec.gov. When available, copies of the final prospectus supplement and accompanying prospectus may also be obtained for free from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, via telephone: 1-866-471-2526, facsimile: 212-902-9316 or via email: prospectusgroup-ny@ny.email.gs.com; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717 or via telephone: 800-831-9146. No prospectus subject to approval by the French Autorité des Marchés Financiers (AMF) has been filed in France in connection with the global offering.

Entities affiliated with Baker Bros. Advisors LP and Bpifrance Participations S.A (Caisse de Dépôts et Consignations), existing shareholders of the company, have agreed to purchase an aggregate of approximately 51.7% of the total number of ordinary shares (including in the form of ADSs) to be sold in the global offering.

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About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release contains forward-looking statements, including statements about the expected closing of the global offering and the anticipated use of proceeds from the offering. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Factors that could cause actual results to differ materially from those described or projected herein include risk associated with market and other financing conditions, risks associated with clinical trials and regulatory reviews and approvals, and risk related to the sufficiency of the Company’s existing cash resources and liquidity. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers and U.S. Securities and Exchange Commission, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise forward-looking statements as a result of new information, future events or circumstances, or otherwise, except as required by law.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com

Disclaimers

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

No prospectus subject to approval by the French Autorité des Marchés Financiers (AMF) will be filed in connection with the global offering. Copies of the Company’s Reference Document, including the risk factors, registered by the AMF on April 1, 2019, under No. D.19-0235 are available for free at the Company’s head office located at: 177-181 avenue Pierre Brossolette, 92120 Montrouge, France, and on the AMF’s website (www.amf-france.org).

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2-II of the French Monetary and Financial Code to (i) providers of third party portfolio management investment services, (ii) qualified investors (investisseurs qualifiés) acting for their own account and/or (iii) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in and in accordance with articles L. 411-1, L. 411-2 and D. 411-1 to D. 411-4 and D. 754-1 and D. 764-1 of the French Monetary and Financial Code.

This announcement is not an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended (the “Prospectus Directive”).

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 3(2) of the Prospectus Directive or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive and/or to applicable regulations of that relevant member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

MIFID II product governance / Retail investors, professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the new shares has led to the conclusion that: (i) the target market for the new shares is retail investors, eligible counterparties and professional clients, each as defined in MiFID II; and (ii) all channels for distribution of the new shares to retail investors, eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the new shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the new shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail investors, the manufacturers have decided that the new shares will be offered, as part of the initial offering, only to eligible counterparties and professional clients.